NORTHERN TRUST SECURITIES, INC.
(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2025

(With Reports of Independent Registered
Public Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: November 30, 2026 Estimated average burden hours per response. 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23689

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Northern Trust Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-Dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Wabash, 34th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Anthony J Peccatiello	312-557-3513
	(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

KPMG LLP
(Name - *if individual, state last, first, middle name)*

Two Manhattan West, 375 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, **_Anthony J Peccatiello**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Northern Trust Securities, Inc.**, as of **December 31**, **2025**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Chief Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Northern Trust Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2002.

Chicago, Illinois
March 2, 2026

NORTHERN TRUST SECURITIES, INC.

(A Wholly-Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	5,668,061
Cash segregated under federal and other regulations		3,998,055
Receivable from clearing broker, net		68,432,494
Securities owned, at fair value		85,000,000
Receivable from affiliates		1,872,073
Other receivables		2,709,873
Goodwill		1,637,674
Deferred tax assets, net		1,174,692
Other assets, net		568,435
Total assets	$	171,061,357

Liabilities and Stockholder's Equity

Payable to employees	$	10,531,323
Payable to affiliates		5,521,865
Payable to customers		2,073,960
Accounts payable, accrued expenses and other liabilities		2,108,168
Taxes payable to parent		2,389,997
Total liabilities	$	22,625,313

Stockholder's equity		
Common stock, $0.01 par value, authorized 20,000 shares, outstanding 1,475 shares	$	15
Additional paid-in capital		6,697,485
Retained earnings		141,738,544
Total stockholder's equity		148,436,044
Total liabilities and stockholder's equity	$	171,061,357

See accompanying notes to statement of financial condition

(1) Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer and registered investment advisor with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker-dealer.

The Company is a wholly-owned subsidiary of Northern Trust Corporation (the Parent). Substantially all customers of the Company are also clients of affiliated entities.

(2) Recent Accounting Pronouncements

On December 31, 2025, the Company adopted Accounting Standard Update (ASU) No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" (ASU 2023-09). ASU 2023-09 enhances disclosures by further disaggregating existing annual income tax disclosures related to the effective tax rate reconciliation and income taxes paid. Upon adoption of ASU 2023-09, the impact was limited to certain enhancements within the notes to the financial statements and did not impact the Company's Statement of Financial Condition. Please refer to Note 10 – Income Taxes for further information.

In 2024, the Financial Accounting Standard Board (FASB) issued ASU No. 2024-03, "Income Statement— Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" (ASU 2024-03). Upon adoption, the impact of ASU 2024-03 will be limited to certain enhancements within the notes to the Statement of Financial Condition and therefore is not expected to have an impact on the Company's Statement of Financial Condition.

(3) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) and reporting practices prescribed for the broker-dealer industry.

A summary of the significant accounting policies that have been followed in preparing the accompanying financial statements is set forth below:

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) *Securities Owned, At Fair Value*

The Company holds securities consisting of a money market equity instrument. The Company may have a liability from securities sold, not yet purchased, as a result of the normal course of business that may consist of equity, debt, or option securities. Securities owned and securities sold, not yet purchased, are recorded on a trade-date basis and carried at fair value on the Statement of Financial Condition. Fair value of securities is determined by external pricing vendors with prices received based on inputs that are readily observable in actively quoted markets.

(c) *Goodwill*

Goodwill is not subject to amortization. Goodwill is reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate the carrying amounts may not be recoverable.

(d) *Allowance for Expected Credit Losses*

In determining the allowance for credit losses, which represents management's best estimate of lifetime expected credit losses related to assets subject to credit risk and off-balance sheet credit exposure, the Company leverages the allowance methodology employed by the Parent, adjusted for the Company's specific circumstances.

The Parent utilizes a quantitative probability of default/loss given default approach for the calculation of its credit allowance. For the Company's financial assets for which no representative loss history exists, a proxy methodology is utilized, applying loss data of similar asset classes, adjusted for the appropriate contractual term. The appropriateness of the selected proxy methodology is evaluated by management on a regular basis.

The allowance for credit losses assigned to financial assets is presented as a contra-asset within Other assets, net on the Statement of Financial Condition. The portion of the allowance assigned to the Company's off-balance sheet credit exposure is reported in Accounts payable, accrued expenses, and other liabilities on the Statement of Financial Condition.

Fees receivable resulting from revenue transactions with customers are assessed under a separate process, based on an aging schedule, and the related allowance is presented as a contra-asset within Other receivables on the Statement of Financial Condition.

(e) *Taxes*

The Company is included in the consolidated federal and state income tax returns filed by the Parent.

The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Only tax positions that are considered more-likely-than-not to be sustained are recorded in the financial statements. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740-10, Income Taxes - Overall. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(f) *Foreign Currency Remeasurement*

Assets and liability accounts denominated in foreign currencies are remeasured at period-end rates of exchange.

(4) Contract Balances and Receivables related to Customers Contracts

A contract asset is recorded when services have been provided to the customer but the Company's right to receive payment is conditional on certain contractual terms, other than the passage of time. A contract asset is transferred to and recognized as a receivable when the right to receive payment becomes unconditional.

The following table presents contract asset balances related to referral services, which are included in Other receivables on the Statement of Financial Condition. Other customer receivables are not contract assets and are comprised primarily of commissions earned on trades executed on behalf of clients.

	December 31, 2025	January 1, 2025
Contract Assets	$ 1,920,152	$ 2,516,268
Other Customer Receivables	789,721	926,213
Total	$ 2,709,873	$ 3,442,481

A contract liability is recorded when payment is received for services that the Company has not yet provided. The contract liability balances as of December 31, 2025 amounted to $2,073,960 and were related to soft dollar arrangements, which are included within Payable to customers on the Statement of Financial Condition. The amount of $530,456 was recognized as the opening balance at the beginning of the period.

(5) Transactions with Affiliates

The intercompany service arrangements between the Company and other affiliates within Northern Trust Corporation (Group) are part of a single global methodology, referred to as the global transfer pricing methodology.

Transfer pricing refers to the determination of compensation for transactions conducted between commonly controlled companies. The determination of an appropriate level of compensation is relevant for all transactions between affiliates for the provision of services and intercompany financing.

This methodology uses a residual profit split approach that allocates profit through the recognition of an entity's contribution to revenues and expenses, its function in the Group, and its assets, client relationships, and risk profile. The framework also takes into consideration that each Group service line may engage multiple affiliates to perform functions of varying complexity and value. The impact of the transfer pricing methodology is recorded in Payable to affiliates on the Statement of Financial Condition.

The Company maintains its bank accounts with affiliates of the Parent, which are included in Cash on the Statement of Financial Condition.

The Company reimburses the Parent for taxes paid on behalf of the Company in accordance with a tax-sharing agreement. During 2025, the Company paid $6,926,184 to the Parent for taxes.

(6) Receivable from Clearing Broker, net

Receivable from clearing broker, net, at December 31, 2025 represents cash on deposit with clearing broker and receivable for commissions and expenses related to customer security trades and mutual fund 12B-1 fees, as follows:

	Receivable	Payable	Total
Cash	$ 62,775,881	$ (281,575)	$ 62,494,306
Commissions related to customer security trades and mutual fund 12B-1 fees	6,779,075	(840,887)	5,938,188
Total	$ 69,554,956	$ (1,122,462)	$ 68,432,494

(7) Securities Owned, at Fair Value

Securities owned, at fair value as of December 31, 2025, consist of an investment in a money market fund of $85,000,000.

(8) Allowance for Credit Losses

The Company's assets and off-balance-sheet credit exposure subject to the reserving methodology under ASC 326, Financial Instruments - Credit Losses include primarily cash deposited with other financial institutions, receivables, and certain indemnifications provided by the Company to third parties. The allowance for credit losses related to these exposures is immaterial to the Company's financial statements.

(9)   Employee Benefits

The employees of the Company are covered by the Parent's noncontributory defined benefit pension plan, noncontributory supplemental pension plan, and defined contribution plan and are pooled with the employees of the Parent and affiliates for the purpose of the actuarial valuations. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available.

(10) Taxes

The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by the Parent. The Parent is no longer subject to income tax examinations by U.S. federal authorities before 2015, U.S. state or local tax authorities for years before 2011, or non-U.S. tax authorities for years before 2015. The Company does not anticipate any settlements that would result in a material change to its Statement of Financial Condition. As of December 31, 2025, the Company has reviewed the tax positions and has not identified any unrecognized tax benefits.

Deferred taxes result from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities.

Deferred Tax Liabilities		
Depreciation and Amortization	$	156,174
Gross Deferred Tax Liabilities	$	156,174
Tax Assets		
Compensation and Benefits	$	831,176
State Taxes, net		473,527
Other Assets		26,163
Gross Deferred Tax Assets	$	1,330,866
Valuation Reserve	$	—
Deferred Tax Assets, net of Valuation Reserve		1,330,866
Net Deferred Tax Assets	$	1,174,692

No valuation reserve related to deferred tax assets has been recorded at December 31, 2025, as management believes it is more likely than not that the deferred tax assets will be fully realized.

(11) Fair Value Measurements

Fair value under U.S. GAAP is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date.

Fair Value Hierarchy

The following describes the hierarchy of valuation inputs (Level 1, 2, and 3) based on the extent to which the inputs are observable in the marketplace.

Level 1 – Quoted active market prices for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are unobservable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. U.S. GAAP requires an entity measuring fair value to maximize the use of observable inputs and minimize the use of unobservable inputs and establishes a fair value hierarchy of inputs. Financial instruments are categorized within the hierarchy based on the lowest level input that is significant to their valuation.

Securities owned, totaled $85,000,000 at December 31, 2025, and consist entirely of money market funds, for which fair values are observable through published net asset values. These securities are classified as Level 1 within the Company's fair value hierarchy.

As of December 31, 2025, the carrying amount of the Company's other financial assets and liabilities approximates their estimated fair value because they have limited counterparty credit risk exposure and are short-term in nature.

	Level 1	Level 2	Level 3	Carrying amount	Estimated fair value
Assets					
Cash	$ 5,668,061	$ —	$ —	$ 5,668,061	$ 5,668,061
Cash segregated under federal and other regulations	3,998,055	—		3,998,055	3,998,055
Receivable from clearing broker	62,494,306	5,938,188	—	68,432,494	68,432,494
Receivable from affiliates	—	1,872,073	—	1,872,073	1,872,073
Other receivables	—	2,709,873	—	2,709,873	2,709,873
Total assets	$ 72,160,422	$10,520,134	$ —	$ 82,680,556	$ 82,680,556

	Level 1	Level 2	Level 3	Carrying amount	Estimated fair value
Liabilities					
Payable to employees	$ —	$10,531,323	$ —	$ 10,531,323	$ 10,531,323
Payable to affiliates	—	5,521,865	—	5,521,865	5,521,865
Payable customers	—	2,073,960	—	2,073,960	2,073,960
Accounts payable, accrued expenses, and other liabilities	—	2,108,168	—	2,108,168	2,108,168
Taxes payable to Parent	—	2,389,997		2,389,997	2,389,997
Total liabilities	$ —	$22,625,313	$ —	$ 22,625,313	$ 22,625,313

(12) Off-Balance Sheet Risk and Concentration of Credit Risk

Customer transactions generally settle one business day after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. To minimize its risk related to the indemnification agreement, the Company adjusts the amount of the margin required by the clearing broker commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy customers' minimum margin requirements. Management believes that the margin deposits held by the clearing broker at December 31, 2025 are adequate to mitigate the risk of material loss. For the year ended December 31, 2025, no indemnity payments were made to the clearing broker-dealer.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

In addition to the clearing broker, the Company also indemnifies and guarantees certain other service providers, such as executing brokers, banks, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(13) Legal Proceedings

From time to time the Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position of the Company.

(14) Cash Segregated under Federal and Other Regulations

Cash of $3,998,055 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(15) Goodwill

Goodwill of $1,637,674 resulted from the Company's participation in the May 2016 acquisition of Aviate Global LLP (Aviate), an institutional brokerage firm, by the Parent.

The Company has recorded goodwill to the extent that the purchase price of the acquisition exceeded the fair value of the net identifiable tangible and intangible assets of the acquired business. The Company's policy is to test goodwill for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable. The 2025 goodwill impairment analysis did not identify any impairment.

Beginning balance	$	1,637,674
Additions / Impairment		—
Ending balance	$	1,637,674

(16) Reporting Segments and Related Information

The Company operates as an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The President has been designated as the Chief Operating Decision Maker (CODM). The CODM relies on net income, balance sheet composition (refer to the Statement of Financial Condition) and excess net capital (refer to Note 17) for making operational decisions, including maintaining capital adequacy, deciding on reinvestment of profits, or the distribution of dividends. The Company's activities are viewed as a single operating segment, and consequently, as a single reportable segment, because the CODM assesses the business based on the financial information of the Company.

(17) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements.

The Company had, as calculated under Rule 15c3-1, the following:

	At December 31, 2025
Net capital	$ 139,049,257
Net capital in excess of the $250,000 requirement	138,799,257
Net capital ratio	0.2:1

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemption provisions of Paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and is also filing the exemption report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings).

(18) Subsequent Events

The Company performed an evaluation of subsequent events through the date the financial statements were available to be issued on March 2, 2026, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements other than items described above as of December 31, 2025.

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